As filed with the Securities and Exchange Commission on March 24, 2026

Investment Company Act File No. 811-22107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1 – Final Amendment)

SEI STRUCTURED CREDIT FUND, LP

(Name of Issuer)

SEI STRUCTURED CREDIT FUND, LP

(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David F. McCann, Esq.

c/o SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone: (610) 676-3649

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Timothy W. Levin, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Telephone: (215) 963-5000

March 24, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation* $86,690,000.00	Amount of Filing Fee** $11,971.89

*	Calculated as the aggregate maximum purchase price for limited partnership interests.

**	Calculated at $138.10 per $1,000,000 of the Transaction Valuation.

[ X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,971.89	Form or Registration No.: SC TO-I
Filing Party: SEI Structured Credit Fund, LP	Date Filed: March 24, 2026

[ ]	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 24, 2026, (the “Schedule TO”) by the SEI Structured Credit Fund, LP, (the “Fund”), relating to the offer by the Fund to purchase an amount of limited partner interests of the Fund (the “Interests”) from the investors of the Fund (the “Investors”) for cash on the terms and conditions set forth in the Offer to Purchase dated March 26, 2026 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Fund offered to purchase up to $86.69 million at a price equal to the net asset value of Interests or portions thereof properly tendered as of June 30, 2026 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits to the Statement on March 24, 2026.

The Offer terminated at 5:00 p.m., Eastern time, on April 23, 2026. Pursuant to the terms and conditions set forth in the Offer, the Fund elected to accept the Interests tendered at a net asset value of $37,364,554.80 as determined as of June 30, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI STRUCTURED CREDIT FUND, LP

By:	/s/ Stephen MacRae
Name:	Stephen MacRae
Title:	Vice-President

Dated: August 13, 2026